EXHIBIT 3.1

CSS Industries, Inc.
(the "Company")

Amendment to Bylaws
Adopted July 28, 2015

RESOLVED, that having considered the recommendation of the Nominating and Governance Committee, the Board hereby amends Section 4.03 of the Bylaws of the Company by: (i) revising the second sentence thereof to read in its entirety as follows: "No director shall be qualified to stand for re-election or otherwise continue to serve as a member of the board of directors past the date of the Annual Meeting of Stockholders of the corporation occurring in the calendar year in which such director reaches or has reached his or her seventy-fifth birthday."; and (ii) by striking the third sentence thereof in its entirety.